Océ, N.V.

St. Urbanusweg 43

P.O. Box 101, 5900 MA Venlo

The Netherlands

Via EDGAR

Michele Gohlke

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

our reference VBRG/MJO/120.05	telephone +31 77 359 2185	fax +31 77 359 5325	Venlo, April 27, 2005

Re:	Océ, N.V.
Form 20-F for the fiscal year ended November 30, 2004 and related materials
File No. 000-13742

Dear Ms. Gohlke:

This will acknowledge receipt of your comment letter dated April 13, 2005 to Mr. J. van den Belt, the Chief Financial Officer of Océ, N.V., relating to the Form 20-F for Océ’s fiscal year ended November 30, 2004.

Pursuant to the statement at the top of page four of your comment letter, please be advised that Océ plans to furnish a response to your letter on or about May 9, 2005. As our counsel, Arlie Nogay, explained to Ms. Tara Harkins, this time period for responding is necessitated by certain internal projects which are currently in process which involve a number of the persons who are responsible for providing responses to your comment letter. Océ is not currently engaged in, and will not engage in, any offerings of sales of its ordinary shares in the U.S. until it has responded to the your comment letter.

If you have any questions, please contact the undersigned or contact our counsel, Arlie Nogay (412) 288-4594 or Hannah Frank (412) 288-7278.

Very truly yours,

Océ, N.V.

By:	/s/ Jan van Bergen
Jan van Bergen

cc:	Arlie Nogay
Hannah Frank